ALARION FINANCIAL SERVICES, INC.

February 15, 2012

William Schroeder	VIA EDGAR

Staff Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Alarion Financial Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 16, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 15, 2011

File No. 000-51843

Dear Mr. Schroeder:

We are writing to request an extension to reply to U.S. Securities and Exchange Commission Staff Accountant Paul Cline’s letter dated February 1, 2012. Specifically, please consider this our request to reply on or before February 27, 2012.

We thank you in advance for your consideration of our request. Please do not hesitate to contact in the meantime me if you have any questions concerning this matter.

Sincerely,

/s/ Matthew Ivers

Matthew Ivers
Senior Vice President and Chief Financial Officer